DREYFUS LIFETIME PORTFOLIOS, INC.

                                 RULE 18F-3 PLAN

            Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

            The Board, including a majority of the non-interested Board members, of the above-referenced investment company (the "Fund") which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

            1. CLASS DESIGNATION: Fund shares shall be divided into Investor Class and Restricted Class.

            2. DIFFERENCES IN SERVICES: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to the Investor Class pursuant to a Shareholder Services Plan.

            3. DIFFERENCES IN DISTRIBUTION ARRANGEMENTS: Investor Class shares shall be offered at net asset value to any investor. Restricted Class shares shall be offered at net asset value only to clients of banks, securities dealers or other financial institutions that have entered into selling agreements with the Fund's distributor, and omnibus accounts maintained by institutions that provide sub-accounting or recordkeeping services to their clients. Restricted Class shares also shall be offered at net asset value to any investor who held Restricted Class shares (formerly, Retail Class shares) in a Fund account on August 31, 1997 and who is purchasing the shares for such account. Neither Class shall be subject to any front-end or contingent deferred sales charges.

            Investor Class shares shall be subject to an annual shareholder services fee at the rate of .25% of the value of the average daily net assets of the Investor Class pursuant to a Shareholder Services Plan.

            4. EXPENSE ALLOCATION. The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class;
(d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board members' fees incurred as a result of issues relating to a specific Class.

            5. EXCHANGE PRIVILEGES. Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:  May 11, 1995
Revised:  November 4, 1999